FORM 51-102F3
Material Change Report
Exhibit 99.1

Item 1 Name and Address of Company

Aurinia Pharmaceuticals Inc. (the "Company")
#1203-4464 Markham Street
Victoria, BC V8Z 7X8
Canada

Item 2 Date of Material Change

December 17, 2020

Item 3 News Release

A news release was issued and disseminated by the Company through Business News Wire on December 17, 2020.

Item 4 Summary of Material Change

On December 17, 2020, the Company announced that it has entered into a collaboration and license agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka) for the development and commercialization of oral voclosporin for the treatment of Lupus Nephritis (LN) in the European Union (EU), Japan, as well as the United Kingdom, Russia, Switzerland, Norway, Belarus, Iceland, Liechtenstein and Ukraine.

Item 5 Full Description of Material Change

On December 17, 2020, the Company announced that it has entered into a collaboration and license agreement with Otsuka for the development and commercialization of oral voclosporin for the treatment of LN in the EU, Japan, as well as the United Kingdom, Russia, Switzerland, Norway, Belarus, Iceland, Liechtenstein and Ukraine.

As part of the agreement, Aurinia will receive an upfront cash payment of US$50 million and has the potential to receive up to US$50 million in regulatory and reimbursement milestone payments. Aurinia will receive tiered royalties ranging from 10 to 20 percent (dependent on achievement of sale milestones) on net sales upon commercialization, along with additional milestone payments based on the attainment of certain annual sales by Otsuka.
Voclosporin is a novel, investigational, orally administered treatment developed to treat patients with LN, a chronic, progressive inflammation of the kidneys that is one of the most serious complications of the autoimmune disease systemic lupus erythematosus (SLE).

The agreement leverages Otsuka’s well-recognized expertise in rare kidney diseases to underscore Aurinia’s commitment to expanding global access to voclosporin for the treatment of LN. Otsuka expects to file a marketing authorization application (MAA) with the European Medicines Agency (EMA) in Q2 2021 and will also manage the filing of voclosporin for LN with Pharmaceuticals Medical Devices Agency (PDMA) in Japan at a later date. Voclosporin is currently under review with the U.S. Food and Drug Administration (FDA) with an assigned Prescription Drug User Fee Act (PDUFA) target action date of January 22, 2021.

Item 5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

FORM 51-102F3
Material Change Report
Exhibit 99.1

Item 8 Executive Officer

For further information, please contact:

Mr. Joseph M. Miller, Chief Financial Officer
240-291-6917
jmiller@auriniapharma.com

Item 9 Date of Report

December 29, 2020

Forward-Looking Statements
Certain statements made in this material change report may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: the Company receiving up to US$50 million in regulatory and reimbursement milestone payments; the Company receiving tiered royalties ranging from 10 to 20 percent (dependent on achievement of sale milestones) and additional milestone payments based on annual sales by Otsuka; the Company filing an MAA with the EMA in Q2 2021; plans for the filing of voclosporin for LN with PDMA in Japan at a later date; and the Company’s anticipated PDUFA date of January 22, 2021. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the regulatory and reimbursement milestones will be achieved and the milestones payments made; and the FDA will not alter the PDUFA date; Aurinia will be able to obtain all necessary regulatory approvals for commercialization of voclosporin for use in LN on terms that are acceptable to it and that are commercially viable including approval of marketing authorization applications and new drug approvals, as well as favourable product labeling; and that Aurinia’s intellectual property rights are valid and do not infringe the intellectual property rights of other parties. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.
Forward-looking information by its nature is based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: Aurinia may not be able to obtain necessary regulatory approvals for commercialization of voclosporin in a timely fashion, or at all; the regulatory, reimbursement and sales milestones may not be achieved. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this material change report is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.